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                           August 18, 2023

       Kevin Danahy
       Chief Executive Officer
       Pulse Biosciences, Inc.
       3957 Point Eden Way
       Hayward, California 94545

                                                        Re: Pulse Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2023
                                                            File No. 333-273944

       Dear Kevin Danahy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Adam Finerman